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FOR IMMEDIATE RELEASE                                 Contact: Alex Yemenidjian

                                                               702-737-8060



                           TRACINDA SENDS LETTER TO CHRYSLER ON

                              ACQUISITION PROPOSAL



     Las Vegas, Nevada - April 12, 1995 - Tracinda Corporation said today it has sent a letter to the Chairman and CEO of Chrysler Corporation (NYSE: C) in which it set forth its proposal to acquire all outstanding common shares of Chrysler at a purchase price of $55.00 per share.


     According to the letter, the transaction is subject to the execution and delivery of a definitive agreement which would contain customary terms and conditions with respect to the receipt of all necessary governmental and regulatory approvals, and the obtaining of financing.


     "Now that information regarding our proposal is publicly available, we will promptly contact potential sources of financing so that financing arrangements can be completed as soon as possible," Tracinda's letter noted.


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     Tracinda stressed that it recognizes the Chrysler Board's fiduciary duty to maximize value for all shareholders. "Accordingly," the letter said, "we will not request any lock up or no shop provisions that could in any way curtail the ability of the Board to discharge its duties."


    Tracinda said that if the Company responds promptly, this transaction can be completed by year end.


    In its letter Tracinda reiterated its previously stated intention to make no fundamental change in the Company, its business prospects, its management or its relationships with its various constituencies.


    The letter also reiterated Tracinda's intention to work with the leaders of Chrysler's union workers and with management "to ensure that all employees see tangible benefits from this transaction."


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